UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 January 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 January 2026

Operational review for the half year ended 31 December 2025

Strong operational performance and increased copper production guidance capitalising on strong prices

“BHP delivered another half of very strong performance with operational records at our copper and iron ore assets. This was achieved safely and in a positive commodity price environment, with copper prices up 32% and iron ore prices 4% higher year on year.

We have increased FY26 group copper production guidance off the back of stronger delivery across our assets. Our flagship copper operation, Escondida, achieved record concentrator throughput and we have increased the FY26 production guidance range. Antamina has also lifted its production guidance, and Spence and Copper SA are tracking to plan, with Copper SA achieving record refined gold output.

In iron ore, WAIO achieved record first half production and shipments, positioning us well ahead of the typically wet third quarter. Volumes from Samarco rose as a result of strong operational performance at the second concentrator following its restart at the end of H1 FY25. We also announced a transaction with Global Infrastructure Partners involving WAIO’s inland power network which, once completed, will see us realise proceeds of ~US$2 bn while retaining ownership and operational control in an innovative and value accretive transaction.

Steelmaking coal production increased, supported by a five-year high stripping performance at BMA, and energy coal was up 10%.

The Jansen potash project in Canada is on track to begin production in mid-2027. Jansen will be a long life, low cost and scalable asset that will add a new, future facing commodity to BHP’s portfolio, which we expect will generate value for shareholders over many decades. We have separately provided an updated cost estimate for Jansen Stage 1 today.

China’s commodity demand remains resilient, supported by targeted policy measures and solid exports. Momentum moderated in H2 CY25, notably in construction, manufacturing and infrastructure investments. India is emerging as a key engine of demand, with strong domestic activity sustaining steel and rising copper needs. Forecast global growth in 2026 is around 3%, creating a positive backdrop for commodity demand.

BHP enters the second half of FY26 with strong operating momentum. We’re investing for the decade ahead, with a significant copper growth pipeline and a pathway to ~2 Mt of attributable copper production in the 2030s.”

Mike Henry,

BHP Chief Executive Officer

Summary

Operational excellence	Copper growth

Strong performance. Guidance upgrades	Capitalising on stronger prices

At Escondida, we achieved record concentrator throughput, while Copper SA delivered record material mined. WAIO achieved record H1 production and shipments. Production at BMA increased 2%, while NSWEC production increased 10%.

We have increased our FY26 copper production guidance, which enables us to further capitalise on record copper prices. The strong copper price is being driven by healthy demand and by supply disruptions at a number of competitors.

FY26 production guidance has increased for Group copper, Escondida and Antamina. NSWEC and Samarco are also now guiding to the upper half of their ranges, while BMA is now guiding to the lower half due to ongoing geotechnical challenges at Broadmeadow. FY26 unit cost guidance remains unchanged for all assets, with Escondida now guiding to the bottom end and BMA guiding to the upper half of their respective ranges.

We are also advancing our copper growth options. In December, Vicuña submitted its application for the Incentive Regime for Large Investments (RIGI) in Argentina. Vicuña remains on track to complete its integrated technical report in Q1 CY26. In Chile, the Environmental Impact Declaration (DIA) permit for the Escondida New Concentrator, the centre piece of the growth program, remains on track to be submitted in H2 FY26.

Disciplined capital management	Social value

Extracting greater returns from our assets	Progressing decarbonisation in the Pilbara

In December, BHP entered into a US$2 bn infrastructure agreement with Global Infrastructure Partners involving WAIO’s power consumption. This innovative arrangement strengthens our balance sheet flexibility, supports long-term value creation and enhances BHP’s shareholder value.	In November, two battery-electric haul trucks arrived at BHP’s Jimblebar iron ore mine in the Pilbara, marking the start of on-site testing of Caterpillar’s battery-electric technology. Australia’s first purpose-built battery-electric heavy haulage locomotives also arrived in WA for trials on the WAIO rail network.

Production	Quarter performance			YTD performance		FY26 guidance

	Q2 FY26	v Q1 FY26	v Q2 FY25	HY26	v HY25	Previous	Current	Change

Copper (kt)	490.5	(1%)	(4%)	984.1	0%	1,800 – 2,000	1,900 – 2,000	Increased

Escondida (kt)	317.2	(4%)	(7%)	646.1	0%	1,150 – 1,250	1,200 – 1,275	Increased

Pampa Norte (Spence) (kt)	57.7	3%	(13%)	113.5	(10%)	230 – 250	230 – 250	-

Copper South Australia (kt)	75.1	3%	5%	147.7	2%	310 – 340	310 – 340	-

Antamina (kt)	38.2	13%	25%	72.1	8%	120 – 140	140 – 150	Increased

Carajás (kt)	2.3	(2%)	(22%)	4.7	(12%)	-	-	-

Iron ore (Mt)	69.7	9%	5%	133.8	2%	258 – 269	258 – 269	-

WAIO (Mt)	67.8	9%	5%	129.8	1%	251 – 262	251 – 262	-

WAIO (100% basis) (Mt)	76.3	9%	4%	146.6	1%	284 – 296	284 – 296	-

Samarco (Mt)	1.9	(6%)	34%	4.0	48%	7 – 7.5	7 – 7.5	Upper half

Steelmaking coal – BMA (Mt)ii	4.3	(12%)	(3%)	9.2	2%	18 – 20	18 – 20

BMA (100% basis) (Mt)ii	8.6	(12%)	(3%)	18.3	2%	36 – 40	36 – 40	Lower half

Energy coal – NSWEC (Mt)	4.6	31%	25%	8.1	10%	14 – 16	14 – 16	Upper half

BHP | Operational review for the half year ended 31 December 2025

Summary of disclosures

BHP expects its financial results for the first half of FY26 (HY26) to reflect certain items summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 17 February 2026. Accordingly, the information in the table below contains preliminary information that is subject to update and finalisation.

Description	HY26 impact[i] (US$M)		Classificationii
Unit costs (at guidance FX)
At HY26, unit costs at Escondida and Spence are expected to be at the bottom end of their respective guidance ranges. Unit costs at Copper SA and WAIO are expected to be within their respective guidance ranges. Unit costs at BMA are expected to be in the upper half of its guidance range due to higher planned major maintenance in the first half.	-		Operating costs
For FY26, unit cost guidance remains unchanged for all assets, with unit costs at Escondida now expected to be at the bottom end of its guidance range, while BMA is expected to be in the upper half of its unit cost range – refer to page 6.	-		Operating costs
Average realised exchange rates for HY26 of AUD/USD 0.66 (guidance rate AUD/USD 0.65) and USD/CLP 947 (guidance rate USD/CLP 940)	-
Income statement
Negative EBITDA for WA Nickel	~100		EBITDA
Negative EBITDA for Potash	~150		EBITDA
The Group’s adjusted effective tax rate for HY26 is expected to be within the FY26 guidance range of 36 – 40%	-		Taxation expense
Cash flow statement
Increase in working capital (lower operating cash flow)	2,300 – 2,400		Operating cash flow
Net cash tax paid	3,600 – 3,700		Operating cash flow
Dividends received from equity-accounted investments	~350		Operating cash flow
Capital and exploration expenditure	~5,300		Investing cash flow
Cash outflow of BHP Brasil’s obligations relating to the Samarco dam failure	~1,100		Investing cash flow
Proceeds received from sale of assets	100 – 200		Investing cash flow
Payment of the H2 FY25 dividend	~3,100		Financing cash flow
Dividends paid to non-controlling interests	~1,000		Financing cash flow
Balance sheet
The Group’s net debt balance as at 31 December 2025 is expected to be between US$14 and US$15 bn.	-		Net debt
Exceptional items
Financial impact of the Samarco dam failure	Refer footnote	iii	Exceptional item

i	Amounts are not tax effected, unless otherwise noted.

ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.

iii	Financial impact is the subject of ongoing work and is not yet finalised. See iron ore section for further information on Samarco operations.

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

BHP | Operational review for the half year ended 31 December 2025

Segment and asset performance | FY26 YTD v FY25 YTD

Copper
Production 984 kt 0% HY25 987 kt FY26e 1,900 – 2,000 kt Average realised price US$5.28/lb é32% HY25 US$3.99/lb

Total copper production was broadly in line at 984 kt. Copper production guidance for FY26 has increased to between 1,900 and 2,000 kt (from between 1,800 and 2,000 kt previously).

Escondida 646 kt 0% (100% basis)

Strong operational performance, with record concentrator throughput and improved recoveries driven by operational enhancements, including the introduction of new reagents. This was partially offset by planned lower concentrator feed grade of 0.93% (H1 FY25: 1.03%).

Production guidance for FY26 has been increased to between 1,200 and 1,275 kt (from between 1,150 and 1,250 kt previously) and is expected to be weighted to the first half, in line with higher concentrator feed grade. Concentrator feed grade is now expected to be between 0.85 and 0.90% for the full year (from ~0.85% previously). We are reviewing FY27 production and expect that it will be higher than the existing medium term production guidance (of between 900 and 1,000 kt).

We continue to make progress on the optimised Escondida Growth Program. The DIA permit for the Escondida New Concentrator remains on track to be submitted in H2 FY26.

Pampa Norte (Spence) 114 kt ê10%

Spence production decreased in line with planned lower cathode production as a result of a decline in stacked feed grade through the leaching circuit, driven by ore mineralogy as we transition into the deeper hypogene mineral deposits of the orebody. This was partially offset by improved leaching performance through optimising reagent usage.

We continue to test the implementation of BHP’s Simple Approach to Leaching 2 (SaL2) technology at the operation, to further utilise latent capacity in the cathode infrastructure.

Production guidance for FY26 remains unchanged at between 230 and 250 kt.

Copper South Australia 148 kt é2%

Production increased as a result of solid operational performance including record material mined (and the weather-related power outage in the prior period). Improved performance included an increase in the transfer of ore to surface at Carrapateena which was offset by planned lower grades of 1.19% (H1 FY25: 1.41%).

Production guidance for FY26 remains unchanged at between 310 and 340 kt, weighted to the second half as planned.

By-product production was also strong, including record refined gold production.

Other copper

At Antamina, copper production increased 8% to 72 kt as a result of planned higher feed grades and improved safety and operational performance. Zinc production was 49% higher at 63 kt, as a result of planned higher feed grades. Copper production guidance for FY26 has been increased to between 140 and 150 kt (from between 120 and 140 kt previously), while zinc production guidance for FY26 remains unchanged at between 90 and 110 kt.

Carajás produced 4.7 kt of copper and 3.8 troy koz of gold. The divestment of Carajás is expected to close in Q1 CY26, subject to the satisfaction of customary closing conditions (including regulatory approvals).

BHP | Operational review for the half year ended 31 December 2025

Iron ore
Production 134 Mt é2% HY25 131 Mt FY26e 258 – 269 Mt Average realised price US$84.71/wmt é4% HY25 US$81.11/wmt

Iron ore production increased 2% to 134 Mt. Production guidance for FY26 remains unchanged at between 258 and 269 Mt.

WAIO 130 Mt é1% | 147 Mt (100% basis)

WAIO achieved record first half production and shipments as a result of strong supply chain performance across our mine, rail and port operations, including record material mined (up 9%). Car Dumper (CD) performance improved following the completion of the CD3 rebuild in Q1 (4.3 Mt impact, 100% basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1), generated increased efficiency across the rail network and higher inflow to the port.

Sales were higher than the prior year, with lump sales up 3%. We are currently negotiating annual contract terms with the China Mineral Resources Group (CMRG). During negotiations, we continue to optimise product placement distribution channels and take actions within our operations to preserve operational flexibility and productivity. This has seen some impact to realised price.

Production guidance for FY26 remains unchanged at between 251 and 262 Mt (284 and 296 Mt on a 100% basis).

We have also announced an agreement with Rio Tinto to explore opportunities to mine up to 200 Mt of iron ore at BHP’s Yandi and Rio Tinto’s neighbouring Yandicoogina iron ore operations in the Pilbara. These new opportunities build on a history of successful Rio Tinto and BHP collaboration across these operations to enable mining up to the shared tenure boundary.

Samarco 4.0 Mt é48% | 8 Mt (100% basis)

Production increased as a result of stronger performance at the second concentrator following ramp up, and higher feed grades and recoveries.

In October, the Samarco Board approved the phase 3 concentrator project. Samarco will invest US$2.4 bn (100% basis) to lift production capacity to ~26 Mtpa (100% basis) through the staged recommissioning of remaining latent capacity in concentrator and pelletising plant infrastructure across CY28 and CY29.

Production guidance for FY26 remains unchanged at between 7 and 7.5 Mt, with production now expected to be in the upper half of the range and planned maintenance in the second half.

Coal Steelmaking coal
Production 9.2 Mt é2% HY25 8.9 Mt FY26e 18 – 20 Mt Average realised price US$188.58/t ê9% HY25 US$206.37/t

BMA 9.2 Mt é2% | 18.3 Mt (100% basis)

Production increased due to strong operational performance at our open cut operations, supported by the highest H1 stripping volumes in five years, which offset the impact of planned higher strip ratios.

We continue to safely manage ongoing geotechnical challenges at Broadmeadow. While underground production rates were strong in Q1, further deterioration in ground conditions in Q2 materially impacted operations and led to the deferral of the planned longwall move from Q2 to Q3 FY26. As announced in October, Saraji South transitioned into care and maintenance in Q2 in response to market conditions and the unsustainable impact of the Queensland Government’s coal royalties on business returns.

Production guidance for FY26 remains unchanged at between 18 and 20 Mt (36 and 40 Mt on a 100% basis), with production now expected to be in the lower half of the range. Unit cost guidance for FY26 also remains unchanged at between US$116/t and US$128/t, with unit costs now expected to be in the upper half of the range.

We expect to continue building raw coal inventory into CY27, to further improve operating stability.

BHP | Operational review for the half year ended 31 December 2025

Energy coal

Production	NSWEC 8.1 Mt é10%

8.1 Mt é10% HY25 7.4 Mt FY26e 14 – 16 Mt Average realised price US$95.76/t ê23% HY25 US$124.42/t

Strong operational performance due to increased bypass coal as well as mining lower strip ratio areas.

Production guidance for FY26 remains unchanged at between 14 and 16 Mt, with production now expected to be in the upper half of the range, with minor planned wash plant maintenance scheduled in Q3 FY26.

Quarterly performance | Q2 FY26 v Q1 FY26

Copper		Iron ore
491 kt ê1% Q1 FY26 494 kt	Lower production at Escondida due to planned lower grades, partially offset by increased production at Copper SA and Spence following planned maintenance in the prior quarter, and strong performance at Antamina.	70 Mt é9% Q1 FY26 64 Mt	Higher production at WAIO driven by improved supply chain performance following the planned rebuild of Car Dumper 3 in the prior quarter.
Steelmaking coal		Energy coal
4.3 Mt ê12% Q1 FY26 4.9 Mt	Lower production due to ongoing geotechnical challenges impacting underground performance and higher rainfall which impacted stripping.	4.6 Mt é31% Q1 FY26 3.5 Mt

Higher production due to increased bypass coal combined with favourable weather and mining lower strip ratio areas coal. Record wash plant throughput, following planned annual wash plant maintenance in Q1.

BHP | Operational review for the half year ended 31 December 2025

Appendix 1

Average realised pricesi

	Quarter performance			YTD performance

	Q2 FY26	v Q1 FY26	v Q2 FY25	HY26	v HY25

Copper (US$/lb)ii, iii	5.90	29%	58%	5.28	32%

Iron ore (US$/wmt, FOB)iv	85.33	2%	4%	84.71	4%

Steelmaking coal (US$/t)[v]	196.72	9%	(1%)	188.58	(9%)

Energy coal (US$/t)vi	96.24	1%	(23%)	95.76	(23%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

The large majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

iii

At 31 December 2025, the Group had 456 kt of outstanding copper sales that were revalued at a weighted average price of US$5.65/lb. The final price of these sales will be determined over the remainder of FY26. In addition, 434 kt of copper sales from FY25 were subject to a finalisation adjustment in the current period. The displayed prices include the impact of these provisional pricing and finalisation adjustments.

iv

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales for H1 FY26 were based on an average moisture rate of 6.8% (H1 FY25: 7.0%).

v

The large majority of steelmaking coal and energy coal exports were linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

vi	Export sales only. Includes thermal coal sales from steelmaking coal mines.

Current year unit cost guidance

FY26 guidance[i]

Unit cost	Previous		Current		Change

Escondida (US$/lb)	1.20 – 1.50		1.20 – 1.50		Bottom end

Spence (US$/lb)	2.10 – 2.40		2.10 – 2.40		-

Copper SA (US$/lb)ii	1.00 – 1.50	ii	1.00 – 1.50	ii	-

WAIO (US$/t)	18.25 – 19.75		18.25 – 19.75		-

BMA (US$/t)	116 – 128		116 – 128		Upper half

i	FY26 unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

ii	Calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$1.50 – 1.80/lb

Spence	~235 ktpa	US$2.05 – 2.35/lb

WAIO (100% basis)iv	>305 Mtpa	<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa	<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

iii	Medium term refers to FY27 to FY31.

iv	Sustained production of >305 Mtpa (100% basis) from Q4 FY28.

Major projects

Commodity	Project and ownership	Project scope /capacity	Project expenditure[i] US$M	First production target date	Progress

Potash	Jansen Stage 1ii (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	US$8.4 bn	Mid-CY27	Project is 75% complete

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	Under review – update expected in Q4 FY26	FY31	Project is 14% complete

i	Includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

ii	Refer to separate exchange announcement for more details: Update - Jansen Stage 1 Potash Project.

Exploration

Minerals exploration and evaluation expenditure was US$193 m for HY26 (HY25: US$199 m), of which US$167 m was expensed (HY25: US$174 m).

BHP | Operational Review for the half year ended 31 December 2025

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var	Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var
			2024	2025	2025	2025	2025	2025	2024	%	2024	2025	2025	2025	2025	2025	2024	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	391.4	379.8	375.9	374.0	366.5	740.5	752.3	(2)%	372.8	399.0	377.6	343.0	373.8	716.8	764.3	(6)%
	Escondida	kt	295.4	288.4	278.6	282.4	270.5	552.9	560.2	(1)%	275.0	309.2	285.5	258.3	277.7	536.0	548.2	(2)%
	Pampa Norte (Spence)	kt	36.6	36.1	42.2	35.4	33.3	68.7	72.3	(5)%	36.5	36.5	37.3	33.2	27.9	61.1	80.5	(24)%
	Copper South Australia	kt	25.9	22.5	31.7	19.9	22.2	42.1	47.7	(12)%	25.9	23.8	30.9	15.9	24.8	40.7	56.3	(28)%
	Antamina	kt	30.5	30.9	21.2	33.9	38.2	72.1	66.8	8%	33.3	27.4	21.8	33.1	40.4	73.5	72.9	1%
	Carajás	kt	3.0	1.9	2.2	2.4	2.3	4.7	5.3	(12)%	2.1	2.1	2.1	2.5	3.0	5.5	6.4	(14)%
	Cathode	kt	119.4	133.6	140.3	119.6	124.0	243.6	234.8	4%	120.0	133.3	148.4	105.9	130.7	236.6	230.7	3%
	Escondida	kt	44.4	45.2	48.7	46.5	46.7	93.2	83.8	11%	43.2	47.4	52.7	38.1	50.0	88.1	80.8	9%
	Pampa Norte (Spence)	kt	29.6	31.8	31.2	20.4	24.4	44.8	54.0	(17)%	30.0	30.7	34.1	17.9	25.4	43.3	54.1	(20)%
	Copper South Australia	kt	45.4	56.6	60.4	52.7	52.9	105.6	97.0	9%	46.8	55.2	61.6	49.9	55.3	105.2	95.8	10%
	Total	kt	510.8	513.4	516.2	493.6	490.5	984.1	987.1	0%	492.8	532.3	526.0	448.9	504.5	953.4	995.0	(4)%
Lead	Payable metal in concentrate	t	148	234	1,829	754	91	845	169	400%	35	181	837	1,469	551	2,020	160	1,163%
	Antamina	t	148	234	1,829	754	91	845	169	400%	35	181	837	1,469	551	2,020	160	1,163%
Zinc	Payable metal in concentrate	t	22,792	26,026	40,415	35,991	27,003	62,994	42,166	49%	25,328	22,249	37,263	41,499	26,046	67,545	44,937	50%
	Antamina	t	22,792	26,026	40,415	35,991	27,003	62,994	42,166	49%	25,328	22,249	37,263	41,499	26,046	67,545	44,937	50%
Gold	Payable metal in concentrate	troy oz	90,468	89,841	95,949	76,242	73,585	149,827	176,136	(15)%	89,174	92,357	95,523	66,377	82,099	148,476	188,110	(21)%
	Escondida	troy oz	37,293	44,527	40,292	35,348	31,927	67,275	84,256	(20)%	37,293	44,527	40,292	35,348	31,927	67,275	84,256	(20)%
	Pampa Norte (Spence)	troy oz	2,635	3,341	2,961	2,589	2,724	5,313	6,678	(20)%	2,635	3,341	2,961	2,589	2,724	5,313	6,678	(20)%
	Copper South Australia	troy oz	48,309	40,457	50,871	36,489	36,993	73,482	81,237	(10)%	47,719	42,825	50,577	26,476	45,024	71,500	92,480	(23)%
	Carajás	troy oz	2,231	1,516	1,825	1,816	1,941	3,757	3,965	(5)%	1,527	1,664	1,693	1,964	2,424	4,388	4,696	(7)%
	Refined gold	troy oz	47,478	57,006	46,789	50,716	61,910	112,626	84,863	33%	43,479	57,982	49,241	51,147	59,054	110,201	83,805	31%
	Copper South Australia	troy oz	47,478	57,006	46,789	50,716	61,910	112,626	84,863	33%	43,479	57,982	49,241	51,147	59,054	110,201	83,805	31%
	Total	troy oz	137,946	146,847	142,738	126,958	135,495	262,453	260,999	1%	132,653	150,339	144,764	117,524	141,153	258,677	271,915	(5)%
Silver	Payable metal in concentrate	troy koz	3,277	3,418	3,911	4,114	4,109	8,223	6,427	28%	3,084	3,198	3,526	4,136	4,252	8,388	6,210	35%
	Escondida	troy koz	1,619	1,787	1,906	1,942	2,176	4,118	3,165	30%	1,619	1,787	1,906	1,942	2,176	4,118	3,165	30%
	Pampa Norte (Spence)	troy koz	451	428	441	358	316	674	954	(29)%	451	428	441	358	316	674	954	(29)%
	Copper South Australia	troy koz	253	186	251	182	179	361	476	(24)%	218	173	226	131	207	338	513	(34)%
	Antamina	troy koz	954	1,017	1,313	1,632	1,438	3,070	1,832	68%	796	810	953	1,705	1,553	3,258	1,578	106%
	Refined silver	troy koz	133	462	216	227	284	511	339	51%	110	486	213	255	250	505	312	62%
	Copper South Australia	troy koz	133	462	216	227	284	511	339	51%	110	486	213	255	250	505	312	62%
	Total	troy koz	3,410	3,880	4,127	4,341	4,393	8,734	6,766	29%	3,194	3,684	3,739	4,391	4,502	8,893	6,522	36%
Uranium	Payable metal in concentrate	t	725	783	974	819	903	1,722	1,397	23%	640	710	1,230	649	815	1,464	1,317	11%
	Copper South Australia	t	725	783	974	819	903	1,722	1,397	23%	640	710	1,230	649	815	1,464	1,317	11%
Molybdenum	Payable metal in concentrate	t	751	801	337	341	281	622	1,835	(66)%	872	839	714	347	322	669	1,734	(61)%
	Pampa Norte (Spence)	t	136	187	189	257	269	526	318	65%	138	223	190	208	256	464	319	45%
	Antamina	t	615	614	148	84	12	96	1,517	(94)%	734	616	524	139	66	205	1,415	(86)%
Iron ore	Western Australia Iron Ore (WAIO)	kt	64,751	60,137	68,348	62,015	67,766	129,781	128,114	1%	64,341	59,234	67,830	62,430	66,909	129,339	127,749	1%
	Samarco	kt	1,441	1,603	1,951	2,066	1,938	4,004	2,700	48%	1,477	1,416	1,973	2,042	2,512	4,554	2,459	85%
	Total	kt	66,192	61,740	70,299	64,081	69,704	133,785	130,814	2%	65,818	60,650	69,803	64,472	69,421	133,893	130,208	3%
Steelmaking coal	BHP Mitsubishi Alliance (BMA)	kt	4,430	3,919	5,146	4,865	4,291	9,156	8,945	2%	4,726	3,791	5,030	4,472	4,413	8,885	8,999	(1)%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,698	3,596	4,067	3,518	4,610	8,128	7,373	10%	3,803	3,509	3,926	3,707	4,372	8,079	7,754	4%
Nickel[1]	Western Australia Nickel	kt	8.0	2.3	0.3	0.0	-	-	27.6	(100)%	11.2	2.2	0.2	0.0	-	-	31.1	(100)%
Cobalt[1]	Western Australia Nickel	t	121	35	-	-	-	-	415	(100)%	121	-	-	-	-	-	415	(100)%

1 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the half year ended 31 December 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %
Production and sales
By asset
Copper

Metals production is payable metal unless otherwise noted.
Escondida, Chile¹	BHP interest 57.5%
Material mined	kt	116,083	117,038	122,386	114,527	112,808	227,335	216,499	5%
Concentrator throughput	kt	35,293	32,889	36,490	36,721	35,628	72,349	67,781	7%
Average copper grade - concentrator	%	1.06%	1.09%	0.95%	0.94%	0.91%	0.93%	1.03%	(10)%
Production ex mill	kt	309.8	295.6	291.0	294.2	279.7	573.9	579.7	(1)%
Payable copper	kt	295.4	288.4	278.6	282.4	270.5	552.9	560.2	(1)%	275.0	309.2	285.5	258.3	277.7	536.0	548.2	(2)%
Copper cathode (EW)	kt	44.4	45.2	48.7	46.5	46.7	93.2	83.8	11%	43.2	47.4	52.7	38.1	50.0	88.1	80.8	9%
Oxide leach	kt	12.2	14.3	16.3	16.8	11.1	27.9	20.0	40%
Sulphide leach	kt	32.2	30.9	32.4	29.7	35.6	65.3	63.8	2%
Total copper	kt	339.8	333.6	327.3	328.9	317.2	646.1	644.0	0%	318.2	356.6	338.2	296.4	327.7	624.1	629.0	(1)%
Payable gold concentrate	troy oz	37,293	44,527	40,292	35,348	31,927	67,275	84,256	(20)%	37,293	44,527	40,292	35,348	31,927	67,275	84,256	(20)%
Payable silver concentrate	troy koz	1,619	1,787	1,906	1,942	2,176	4,118	3,165	30%	1,619	1,787	1,906	1,942	2,176	4,118	3,165	30%
1 Presented on a 100% basis. BHP interest in saleable production is 57.5%.
Pampa Norte (Spence), Chile¹	BHP interest 100%
Material mined	kt	25,238	21,848	25,944	24,695	22,895	47,590	48,498	(2)%
Ore stacked	kt	5,974	5,584	5,413	5,652	5,354	11,006	10,902	1%
Average copper grade - stacked	%	0.81%	0.62%	0.67%	0.61%	0.58%	0.60%	0.77%	(23)%
Concentrator throughput	kt	7,722	7,754	7,792	7,778	8,002	15,780	15,269	3%
Average copper grade - concentrator	%	0.62%	0.63%	0.66%	0.65%	0.60%	0.62%	0.63%	(1)%
Payable copper	kt	36.6	36.1	42.2	35.4	33.3	68.7	72.3	(5)%	36.5	36.5	37.3	33.2	27.9	61.1	80.5	(24)%
Copper cathode (EW)	kt	29.6	31.8	31.2	20.4	24.4	44.8	54.0	(17)%	30.0	30.7	34.1	17.9	25.4	43.3	54.1	(20)%
Total copper	kt	66.2	67.9	73.4	55.8	57.7	113.5	126.3	(10)%	66.5	67.2	71.4	51.1	53.3	104.4	134.6	(22)%
Payable gold concentrate	troy oz	2,635	3,341	2,961	2,589	2,724	5,313	6,678	(20)%	2,635	3,341	2,961	2,589	2,724	5,313	6,678	(20)%
Payable silver concentrate	troy koz	451	428	441	358	316	674	954	(29)%	451	428	441	358	316	674	954	(29)%
Payable molybdenum	t	136	187	189	257	269	526	318	65%	138	223	190	208	256	464	319	45%

1 Pampa Norte consists of Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the half year ended 31 December 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	28.0	24.8	33.2	25.5	24.8	50.3	55.9	(10)%	25.9	23.8	30.9	15.9	24.8	40.7	56.3	(28)%
	Cathode	kt	45.4	56.6	60.4	52.7	52.9	105.6	97.0	9%	46.8	55.2	61.6	49.9	55.3	105.2	95.8	10%
	Total copper	kt	73.4	81.4	93.6	78.2	77.7	155.9	152.9	2%	72.7	79.0	92.5	65.8	80.1	145.9	152.1	(4)%
	Payable metal in concentrate transfer to Olympic Dam	kt	(2.1)	(2.3)	(1.5)	(5.6)	(2.6)	(8.2)	(8.2)	0%
	Net copper	kt	71.3	79.1	92.1	72.6	75.1	147.7	144.7	2%
Gold	Payable metal in concentrate	troy oz	52,288	46,097	53,055	47,893	41,351	89,244	98,740	(10)%	47,719	42,825	50,577	26,476	45,024	71,500	92,480	(23)%
	Refined gold	troy oz	47,478	57,006	46,789	50,716	61,910	112,626	84,863	33%	43,479	57,982	49,241	51,147	59,054	110,201	83,805	31%
	Total gold	troy oz	99,766	103,103	99,844	98,609	103,261	201,870	183,603	10%	91,198	100,807	99,818	77,623	104,078	181,701	176,285	3%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(3,979)	(5,640)	(2,184)	(11,404)	(4,358)	(15,762)	(17,503)	(10)%
	Net gold	troy oz	95,787	97,463	97,660	87,205	98,903	186,108	166,100	12%
Silver	Payable metal in concentrate	troy koz	264	198	258	213	193	406	518	(22)%	218	173	226	131	207	338	513	(34)%
	Refined silver	troy koz	133	462	216	227	284	511	339	51%	110	486	213	255	250	505	312	62%
	Total silver	troy koz	397	660	474	440	477	917	857	7%	328	659	439	386	457	843	825	2%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(11)	(12)	(7)	(31)	(14)	(45)	(42)	7%
	Net silver	troy koz	386	648	467	409	463	872	815	7%
Uranium		t	725	783	974	819	903	1,722	1,397	23%	640	710	1,230	649	815	1,464	1,317	11%

Olympic Dam
	Material mined	kt	1,918	2,498	2,587	2,818	2,763	5,581	4,652	20%
	Ore milled	kt	2,407	2,462	2,859	2,640	2,926	5,566	5,024	11%
	Average copper grade	%	2.09%	1.99%	2.05%	1.97%	1.97%	1.97%	2.04%	(3)%
	Average uranium grade	kg/t	0.59	0.56	0.56	0.55	0.56	0.56	0.60	(7)%
	Copper cathode (ER and EW)	kt	45.4	56.6	60.4	52.7	52.9	105.6	97.0	9%	46.8	55.2	61.6	49.9	55.3	105.2	95.8	10%
	Refined gold	troy oz	47,478	57,006	46,789	50,716	61,910	112,626	84,863	33%	43,479	57,982	49,241	51,147	59,054	110,201	83,805	31%
	Refined silver	troy koz	133	462	216	227	284	511	339	51%	110	486	213	255	250	505	312	62%
	Payable uranium	t	725	783	974	819	903	1,722	1,397	23%	640	710	1,230	649	815	1,464	1,317	11%

Prominent Hill
	Material mined	kt	1,111	1,119	1,210	1,049	1,014	2,063	2,038	1%
	Ore milled	kt	1,761	1,364	1,998	1,621	1,376	2,997	3,320	(10)%
	Average copper grade	%	0.72%	0.82%	0.92%	0.71%	0.83%	0.77%	0.72%	6%
	Concentrate produced	kt	21.5	19.2	33.0	19.0	19.1	38.1	41.1	(7)%
	Payable copper	kt	10.9	9.7	16.2	9.9	9.7	19.6	20.4	(4)%	8.0	9.5	12.8	4.4	7.5	11.9	18.9	(37)%
	Payable gold concentrate	troy oz	25,445	24,309	28,593	24,105	17,406	41,511	46,421	(11)%	19,658	22,614	25,222	9,033	17,671	26,704	38,377	(30)%
	Payable silver concentrate	troy koz	70	63	98	61	49	110	133	(17)%	48	51	69	29	45	74	121	(39)%

Carrapateena
	Material mined	kt	1,476	1,202	1,583	1,488	1,479	2,967	2,946	1%
	Ore milled	kt	1,429	1,306	1,557	1,511	1,415	2,926	2,875	2%
	Average copper grade	%	1.37%	1.31%	1.24%	1.18%	1.20%	1.19%	1.41%	(16)%
	Concentrate produced	kt	57.6	50.6	58.7	52.4	53.4	105.8	116.8	(9)%
	Payable copper	kt	17.1	15.1	17.0	15.6	15.1	30.7	35.5	(14)%	17.9	14.3	18.1	11.5	17.3	28.8	37.4	(23)%
	Payable gold concentrate	troy oz	26,843	21,788	24,462	23,788	23,945	47,733	52,319	(9)%	28,061	20,211	25,355	17,443	27,353	44,796	54,103	(17)%
	Payable silver concentrate	troy koz	194	135	160	152	144	296	385	(23)%	170	122	157	102	162	264	392	(33)%

BHP | Operational Review for the half year ended 31 December 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	57,497	51,529	39,369	58,970	57,442	116,412	121,591	(4)%
Concentrator throughput	kt	13,323	13,140	10,154	13,307	13,725	27,032	26,419	2%
Average head grade - copper	%	0.77%	0.81%	0.76%	0.86%	0.98%	0.92%	0.84%	10%
Average head grade - zinc	%	0.84%	0.85%	1.70%	1.26%	1.01%	1.13%	0.76%	50%
Payable copper	kt	30.5	30.9	21.2	33.9	38.2	72.1	66.8	8%	33.3	27.4	21.8	33.1	40.4	73.5	72.9	1%
Payable zinc	t	22,792	26,026	40,415	35,991	27,003	62,994	42,166	49%	25,328	22,249	37,263	41,499	26,046	67,545	44,937	50%
Payable silver	troy koz	954	1,017	1,313	1,632	1,438	3,070	1,832	68%	796	810	953	1,705	1,553	3,258	1,578	106%
Payable lead	t	148	234	1,829	754	91	845	169	400%	35	181	837	1,469	551	2,020	160	1,163%
Payable molybdenum	t	615	614	148	84	12	96	1,517	(94)%	734	616	524	139	66	205	1,415	(86)%

Carajás, Brazil	BHP interest 100%
Material mined	kt	152	140	148	134	147	281	332	(15)%
Ore milled	kt	170	128	176	160	172	333	332	0%
Average copper grade	%	1.92%	1.64%	1.40%	1.63%	1.51%	1.57%	1.77%	(11)%
Production ex mill	kt	12.6	7.9	9.5	10.3	9.8	20.1	22.5	(11)%
Average gold grade	g/t	0.54	0.50	0.43	0.46	0.47	0.47	0.50	(7)%
Payable copper	kt	3.0	1.9	2.2	2.4	2.3	4.7	5.3	(12)%	2.1	2.1	2.1	2.5	3.0	5.5	6.4	(14)%
Payable gold concentrate	troy oz	2,231	1,516	1,825	1,816	1,941	3,757	3,965	(5)%	1,527	1,664	1,693	1,964	2,424	4,388	4,696	(7)%

Iron ore
Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	13,796	11,991	15,073	13,724	13,340	27,064	27,154	0%
Area C Joint Venture	kt	29,578	27,869	32,824	29,415	32,265	61,680	58,417	6%
Yandi Joint Venture	kt	3,777	3,819	3,854	3,498	2,899	6,397	8,217	(22)%
Jimblebar¹	kt	17,600	16,458	16,597	15,378	19,262	34,640	34,326	1%
Total	kt	64,751	60,137	68,348	62,015	67,766	129,781	128,114	1%
Total (100%)	kt	73,071	67,844	77,480	70,246	76,326	146,572	144,664	1%
Lump	kt									20,319	18,822	21,285	20,250	20,595	40,845	39,696	3%
Fines	kt									44,022	40,412	46,545	42,180	46,314	88,494	88,053	1%
Total	kt									64,341	59,234	67,830	62,430	66,909	129,339	127,749	1%
Total (100%)	kt									72,594	66,765	76,723	70,592	75,397	145,989	144,137	1%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,441	1,603	1,951	2,066	1,938	4,004	2,700	48%	1,477	1,416	1,973	2,042	2,512	4,554	2,459	85%

BHP | Operational Review for the half year ended 31 December 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Dec 2025	Dec 2024	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Goonyella	kt	1,439	1,228	1,811	1,880	1,254	3,134	2,798	12%

	Peak Downs	kt	1,073	1,098	1,154	1,111	967	2,078	2,322	(11)%

	Saraji	kt	1,171	883	1,079	884	1,146	2,030	2,111	(4)%

	Caval Ridge	kt	747	710	1,102	990	924	1,914	1,714	12%

	Total[1]	kt	4,430	3,919	5,146	4,865	4,291	9,156	8,945	2%

	Total (100%)[1]	kt	8,860	7,838	10,292	9,730	8,582	18,312	17,890	2%

	Hard coking coal	kt									4,695	3,708	4,831	4,428	4,302	8,730	8,968	(3)%

	Energy coal	kt									31	83	199	44	111	155	31	400%

	Total	kt									4,726	3,791	5,030	4,472	4,413	8,885	8,999	(1)%

	Total (100%)	kt									9,452	7,582	10,060	8,944	8,826	17,770	17,998	(1)%

1 Production figures include some energy coal.

NSWEC, Australia		BHP interest 100%

	Energy coal - Export	kt									3,471	3,128	3,554	3,549	4,190	7,739	6,887	12%

	Energy coal - Domestic	kt									332	381	372	158	182	340	867	(61)%

	Total	kt	3,698	3,596	4,067	3,518	4,610	8,128	7,373	10%	3,803	3,509	3,926	3,707	4,372	8,079	7,754	4%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	5.4	-	-	-	-	-	41.3	(100)%

	Average nickel grade	%	16.7	-	-	-	-	-	17.0	(100)%

Leinster	Nickel concentrate	kt	-	-	-	-	-	-	72.4	(100)%

	Average nickel grade	%	-	-	-	-	-	-	8.8	(100)%

	Refined nickel	kt	0.1	-	-	-	-	-	12.2	(100)%	0.8	-	-	-	-	-	14.3	(100)%

	Nickel sulphate	kt	-	-	-	-	-	-	0.3	(100)%	0.3	0.1	0.1	-	-	-	0.9	(100)%

	Intermediates and nickel by-products	kt	7.9	2.3	0.3	-	-	-	15.1	(100)%	10.1	2.1	0.1	-	-	-	15.9	(100)%

	Total nickel	kt	8.0	2.3	0.3	-	-	-	27.6	(100)%	11.2	2.2	0.2	-	-	-	31.1	(100)%

	Cobalt by-products	t	121	35	-	-	-	-	415	(100)%	121	-	-	-	-	-	415	(100)%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the half year ended 31 December 2025

Variance analysis relates to the relative performance of BHP and/or its operations during the six months ended December 2025 compared with the six months ended December 2024, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this release: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), Direct Reduced Iron (DRI), dry metric tonnes (dmt); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimetre (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28—Subsidiaries of the Financial Statements in BHP’s 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

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Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

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Latin America

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 20 January 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary